LAW OFFICES
Silver, Freedman & Taff, L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

August 3, 2011

VIA EDGAR

Michael Clampitt, Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C.  20549

Re:   Southern Missouri Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-174113

Dear Mr. Clampitt:

On behalf of our client, Southern Missouri Bancorp, Inc. (the “Registrant”), this letter responds to comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter to the Registrant dated July 8, 2011 (the “Comment Letter”) regarding the above-referenced registration statement. The Registrant’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter and the Staff’s comments are repeated below for your convenience.

General

1.
Please add a recent development section to the summary and disclose at a minimum that management believes that there have been no material adverse changes in the results of operation or financial condition thru June 30, 2011.

RESPONSE: The Registrant is in the process of updating its financial information to June 30, 2011 and will incorporate its Form 10-K for the fiscal year ended June 30, 2011 into the Registration Statement prior to any request for effectiveness.  As a result, a recent development section is not believed to be necessary.

2.	We note the red herring language and that the number of shares to be offered has not been included yet. Please confirm that no preliminary distribution has been made.

RESPONSE:  We hereby confirm that, to date, no preliminary distribution of the prospectus has been made.

Impaired Loans (Collateral Dependent), page 7

3.
We note your response to comment 11 in your June 24, 2011 letter. Please revise future filings to describe in more detail how you measure impairment on collateral dependent loans in situations where the economic environment has worsened and/or the real estate market has declined since the last appraisal.

Michael Clampitt, Senior Counsel
August 3, 2011

RESPONSE: Future filings will include disclosure similar in form to the following: In instances where the economic environment has worsened and/or the real estate market has declined since the last appraisal, a higher distressed sale discount would be applied to the appraised value.

Note 4: Loans, page 11

4.
We note your response to comments 14 and 15 in your June 24, 2011 letter. Please revise future filings to clearly disclose that purchased credit impaired loans are classified as impaired and on non-accrual status immediately after acquisition if they meet the appropriate standards.  Additionally, in all of your credit quality disclosures (including disclosures of impaired and non-accrual loans), please clearly disclose if purchased credit impaired loans are included and quantify the amount.

RESPONSE: Future filings will include disclosure similar in form to the following:

Included in the Company’s loan portfolio are certain loans accounted for in accordance with ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality.  These loans were written down at acquisition to an amount estimated to be collectible.  As a result, certain ratios regarding the Company’s loan portfolio and credit quality cannot be used to compare the Company to peer companies or to compare the Company’s current credit quality to prior periods.  The ratios particularly affected by accounting under ASC 310-30 include the allowance for loan losses as a percentage of loans, nonaccrual loans, and nonperforming assets, and nonaccrual loans and nonperforming loans as a percentage of total loans.

The following tables present the credit risk profile of the Company’s loan portfolio (excluding loans in process and deferred loan fees) based on rating category as of [interim date], and [prior fiscal year end date].  These tables include purchased credit impaired loans, which are reported according to risk categorization after acquisition based on the Company’s standards for such classification:

[interim date]
	Conventional	Construction	Commercial
	Real Estate	Real Estate	Real Estate	Consumer	Commercial
Pass	$-	$-	$-	$-	$-
Special Mention	-	-	-	-	-
Substandard	-	-	-	-	-
Doubtful	-	-	-	-	-
Total	$-	$-	$-	$-	$-

Michael Clampitt, Senior Counsel
August 3, 2011

[prior fiscal year end date]
	Conventional	Construction	Commercial
	Real Estate	Real Estate	Real Estate	Consumer	Commercial
Pass	$-	$-	$-	$-	$-
Special Mention	-	-	-	-	-
Substandard	-	-	-	-	-
Doubtful	-	-	-	-	-
Total	$-	$-	$-	$-	$-

The above amounts include purchased credit impaired loans.  At [interim date], these loans comprised $[amount] of credits rated “Pass”; $[amount] of credits rated “Special Mention”; $[amount] of loans rated “Substandard”; and $[amount] of credits rated “Doubtful”.  At [prior fiscal year end date], these loans comprised $[amount] of credits rated “Pass”; $[amount] of credits rated “Special Mention”; $[amount] of loans rated “Substandard”; and $[amount] of credits rated “Doubtful”.

Credit Quality Indicators. The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends among other factors.  The Company analyzes loans individually by classifying the loans as to credit risk.  This analysis is performed on all loans at origination.  In addition, lending relationships over $250,000 are subject to an independent loan review following origination, and lending relationships in excess of $1,000,000 are subject to an independent loan review annually, in order to verify risk ratings.

The Company uses the following definitions for risk ratings:

Special Mention – Loans classified as special mention warrant more than usual monitoring.  Issues may include deteriorating financial condition, payments made after the due date but within 30 days, adverse industry conditions, management problems, or other signs of deterioration that indicate a potential weakening of the institution’s credit position in the future.

Substandard – Loans classified as substandard possess weaknesses that jeopardize the ultimate collection of the principal and interest outstanding.  These loans exhibit continued financial losses, ongoing delinquency, overall poor financial condition, and insufficient collateral.  They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weaknesses of substandard loans, and have deteriorated to the level that there is a high probability of substantial loss.

Michael Clampitt, Senior Counsel
August 3, 2011

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be Pass rated loans.

The following tables present the credit risk profile of the Company’s loan portfolio (excluding loans in process and deferred loan fees) based on the Company’s loan portfolio aging analysis as of [interim date], and [prior fiscal year end date].  These tables include purchased credit impaired loans, which are reported according to aging analysis after acquisition based on the Company’s standards for such classification:

[interim date]
Total Loans > 90
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Days & Accruing
Real Estate Loans:
Conventional	$-	$-	$-	$-	$-	$-	$-
Construction	-	-	-	-	-	-	-
Commercial	-	-	-	-	-	-	-
Consumer loans	-	-	-	-	-	-	-
Commercial loans	-	-	-	-	-	-	-
Total loans	$-	$-	$-	$-	$-	$-	$-

[prior fiscal year end date]
	30-59 Days	60-89 Days	Greater Than	Total		Total Loans	Total Loans > 90
	Past Due	Past Due	90 Days	Past Due	Current	Receivable	Days & Accruing
Real Estate Loans:
Conventional	$-	$-	$-	$-	$-	$-	$-
Construction	-	-	-	-	-	-	-
Commercial	-	-	-	-	-	-	-
Consumer loans	-	-	-	-	-	-	-
Commercial loans	-	-	-	-	-	-	-
Total loans	$-	$-	$-	$-	$-	$-	$-

The above amounts include purchased credit impaired loans.  At [interim date], these loans comprised $[amount] of credits 30-59 Days Past Due; $[amount] of credits 60-89 Days Past Due; $[amount] of credits Greater Than 90 Days Past Due; $[amount] of Total Past Due credits; $[amount] of credits Current; and $[amount] of Total Loans > 90 Days & Accruing.  At [prior fiscal year end date], these loans comprised $[amount] of credits 30-59 Days Past Due; $[amount] of credits 60-89 Days Past Due; $[amount] of credits Greater Than 90 Days Past Due; $[amount] of Total Past Due credits; $[amount] of credits Current; and $[amount] of Total Loans > 90 Days & Accruing.

Michael Clampitt, Senior Counsel
August 3, 2011

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probable the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan.  Impaired loans include nonperforming loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties.  These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

The following tables present impaired loans (excluding loans in process and deferred loan fees) as of [interim date], and [prior fiscal year end date].  These tables include purchased credit impaired loans:

[interim date]
	Recorded	Unpaid Principal	Specific
	Balance	Balance	Allowance
Loans without a specific valuation allowance:
Conventional real estate	$-	$-	$-
Construction real estate	-	-	-
Commercial real estate	-	-	-
Consumer loans	-	-	-
Commercial loans	-	-	-
Loans with a specific valuation allowance:
Conventional real estate	$-	$-	$-
Construction real estate	-	-	-
Commercial real estate	-	-	-
Consumer loans	-	-	-
Commercial loans	-	-	-
Total:
Conventional real estate	$-	$-	$-
Construction real estate	$-	$-	$-
Commercial real estate	$-	$-	$-
Consumer loans	$-	$-	$-
Commercial loans	$-	$-	$-

Michael Clampitt, Senior Counsel
August 3, 2011

[prior fiscal year end date]
	Recorded	Unpaid Principal	Specific
	Balance	Balance	Allowance
Loans without a specific valuation allowance:
Conventional real estate	$-	$-	$-
Construction real estate	-	-	-
Commercial real estate	-	-	-
Consumer loans	-	-	-
Commercial loans	-	-	-
Loans with a specific valuation allowance:
Conventional real estate	$-	$-	$-
Construction real estate	-	-	-
Commercial real estate	-	-	-
Consumer loans	-	-	-
Commercial loans	-	-	-
Total:
Conventional real estate	$-	$-	$-
Construction real estate	$-	$-	$-
Commercial real estate	$-	$-	$-
Consumer loans	$-	$-	$-
Commercial loans	$-	$-	$-

The above amounts include purchased credit impaired loans.  At [interim date], these loans comprised $[amount] of impaired loans without a specific valuation allowance; $[amount] of impaired loans with a specific valuation allowance, and $[amount] of total impaired loans.  At [prior fiscal year end date], these loans comprised $[amount] of impaired loans without a specific valuation allowance; $[amount] of impaired loans with a specific valuation allowance, and $[amount] of total impaired loans.

The following table presents the Company’s nonaccrual loans at [interim date], and [prior fiscal year end date].  This table includes purchased credit impaired loans (if these loans were placed on nonaccrual status according to the Company’s policy) and excludes performing troubled debt restructurings:

	[interim date]	[prior fiscal year end date]
Conventional real estate	$-	$-
Construction real estate	-	-
Commercial real estate	-	-
Consumer loans	-	-
Commercial loans	-	-
Total loans	$-	$-

Michael Clampitt, Senior Counsel
August 3, 2011

The above amounts include purchased credit impaired loans.  At [interim date], these loans comprised $[amount] of nonaccrual loans; at [prior fiscal year end date], these loans comprised $[amount] of nonaccrual loans.

5.
Also, please discuss the comparability of your credit metrics and trends between periods and with your peers considering that you have reduced the carrying value of these loans to fair value during purchase accounting and therefore these loans which may be classified and reported as non-accrual or impaired may not have any loss content.

RESPONSE: Please see paragraph 1 of our response to comment #4, above, for proposed discussion related to this item.

6.
We note your response to comment 27 in your June 24, 2011 letter. Please note that ASC 310-10-50-15(c)(1), (2) and (3) requires information about impaired loans, not nonaccrual loans. Please revise future filings accordingly.

RESPONSE: Future filings will include disclosure similar in form to the following:

[interim date]
	Average Investment In Impaired Loans	Interest Income Recognized	Interest Income Recognized on a Cash Basis
Conventional real estate	$-	$-		$-
Construction real estate	-	-		-
Commercial real estate	-	-		-
Consumer loans	-	-		-
Commercial loans	-	-		-

[prior fiscal year end date]
	Average Investment In Impaired Loans	Interest Income Recognized	Interest Income Recognized on a Cash Basis
Conventional real estate	$-	$-		$-
Construction real estate	-	-		-
Commercial real estate	-	-		-
Consumer loans	-	-		-
Commercial loans	-	-		-

7.
We note your response to comment 28 in your June 24, 2011 letter. Please note that ASC 310-10-50-19 relates to all impaired loans, not just acquired impaired loans. Please revise future filings accordingly.

RESPONSE: Future filings will include disclosure similar in form to the following:

Michael Clampitt, Senior Counsel
August 3, 2011

The amount of interest income recorded for impaired loans that represents a change in the present value of future cash flows attributable to the passage of time was approximately $[amount] and $[amount], respectively, for the three- and [ ]-month periods ended [date], as compared to $[amount] and $[amount], respectively, for the three- and [ ]-month periods ended [date].

Closing Comments

In connection with responding to the Comment Letter, the Registrant acknowledges that:

·	it is responsible for the adequacy and accuracy of the disclosure in the filing;
·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4527 or Craig Scheer at (202) 295-4525.

Very truly yours,

/s/ Martin L. Meyrowitz

Martin L. Meyrowitz, P.C.

cc:         Michael Volley
Amit Pande
Jessica Livingston
Greg Steffens